Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Wow Sports Network Inc
2548 Hempel Cove Crt
Windermere, FL 34786
www.getcompete.com

Up to $95,605.64 in Class B Common Stock at $0.26
Minimum Target Amount: $9,999.86

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Wow Sports Network Inc
Address: 2548 Hempel Cove Crt, Windermere, FL 34786
State of Incorporation: FL
Date Incorporated: April 21, 2017

Terms:

Equity

Offering Minimum: $9,999.86 | 38,461 shares of Class B Common Stock
Offering Maximum: $95,605.64 | 367,714 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $0.26
Minimum Investment Amount (per investor): $130.00

The Company and its Business

Company Overview

COMPETE Concept Our goal is for the COMPETE app to allow athletes to compete against the world, anywhere, anytime with just a phone, enhanced by augmented reality to add the goal or target virtually to their world, all while growing a sports social network so they always have someone to play with. Complete with COMPETE smart products for enhanced motion data collection. This provisionally patent-pending idea is being developed with water skiing as a test market based on Founders 50 years in that sport, quickly spinning to other sports. Company Vision COMPETE plans to become a significant sports brand, a blend of EA Sports, ESPN and Red Bull. COMPETE intends to network all sports together in the worlds largest amateur sports league. The idea is to first leverage the 142 million people* who participate in non-mainstream sports, a relatively under served sports market of niche and outdoor sports, eventually expanding into mainstream sports at the non-professional and grassroots levels, i.e., college, high school, little league, etc. It will create a league of weekend warriors dreaming of being a pro. In COMPETE, anyone can be a pro for a day or a lifetime and get the recognition and rewards they desire. COMPETE aims to motivate people to get off the couch and try a new activity by providing the biggest motivator of action, someone to do it with (per the Physical Activities Council*). COMPETE intends to be a connector of all sports, especially those which are smaller and do not have the market power of larger mainstream sports, thus making them hungry to come on board. COMPETE plans to connect people to a new tribe of like-minded people. COMPETE should overcome barriers to entry into each sport, such as cost, location, exposure, knowledge, lack of fitness or motivation. COMPETE plans to gamify sports play to take advantage of today's teched-out world where everyone has a smartphone with them at all times. Combining real sports action and sports video game action as never done before will provide app stickiness in sports with an offseason. Stage I. COMPETE is currently testing the MVP for on ISO platform with over 300 users as of our launch date on Start Engine. This funding will be used to complete the 1.0 version of the app. At this stage, COMPETE products should begin creating the ultimate connector – the COMPETE App plans to gamify real sports play providing both sports utility and game features, allow people to measure their sports performances, providing benchmarks that motivate them to play more and try harder, capturing sports enthusiasts. Waterskiing will be the test sport, because of the founders 50 plus years of experience in the sport, with intent to perfect the app and dominate that sport in 2019. Stage II. COMPETE plans to offer more advanced motion data capture for advanced play and measurement of sports performances, capturing the "techies" by offering branded products with advanced motion sensors built in, eventually allowing for COMPETE to be played at advanced and even professional levels. In addition, COMPETE will offer a watersports video game that can be combined with real sports play to add stickiness to the app and increase app retention in the offseason. Stage III. COMPETE plans to leverage emerging augmented reality technologies for sports play, a relatively untapped opportunity, allowing users to be anywhere to play sports typically limited to specific locations or venues. Stage IV. COMPETE plans to leverage 70-million eSports participants offering online gaming, fantasy team play and fan duels for new sports currently not available in the eSports world. This will be accomplished through artificial intelligent sports judging capabilities, developed through machine learning from the massive amount of sports data capture collected by the COMPETE app. COMPETE, as a mature sports brand, should become the online content provider and sports social network for all those "other" sports that have no significant TV or online professional sports exposure. COMPETE aspires to be the brand of all the others – the "normals" and the "techies" of the niche, lifestyle and outdoor sports, grassroots players and weekend warriors all over the world. COMPETE aspires to be the brand of the kid next door dreaming of playing and being the best one day without ever needing to leave his backyard. Customer Problem Identified Mark Suster, passionate VC and mega-successful entrepreneur said in TechCrunch, "the success of a startup is solving real problems." Here is the list of problems COMPETE solves. Problem one is limited resources and exposure for smaller sports. Most sports need ongoing grassroots development to introduce new players. All sports go through a sports lifecycle with an eventual decline in participation. When these sports are exciting and new they have momentum, TV time and exposure...then something new comes along leaving behind an entire tribe of enthusiasts with no one marketing to or for them. As the world gets more digitally connected, creating a new generation of potential sports participants that are not playing and are stuck on the couch, COMPETE aims to bring sports and gaming together in a whole new way...making new fans and players for old sports. Problem two, according to the Physical Activities Report, the biggest barrier to getting people to participate in a sport is lack of someone to play with. COMPETE will introduce new groups of potential players to old and new sports by socializing them with the tribe of enthusiasts showing them the cool lifestyle, always giving them someone to play with. Problem three, in many cases, potential participants cannot afford sports play or do not live in a location where the sport is accessible. If they try a new sport, it is costly to measure their success due to travel costs and entry fees. COMPETE will promote sports competition to new potential users who never thought of playing these sports before, i.e., an inner-city kid learning golf by playing virtually at the closest city park using smart golf balls, his phone and AR goggles that allow him to see the hole of golf to play match play with another player anywhere in the world. Problem four is the lack of personal motivation to get started or keep going. Research shows that if people are given a measure of success, they are more motivated to go faster and try harder. COMPETE is a way to change a player's mind's eye,

encouraging more participation by making it feel easier to measure progress.*
https://www.ted.com/talks/emily_balcetis_why_some_people_find_exercise_harder_than_others

Competitors and Industry

Competition To the best of our knowledge, there is currently no one that is a direct competitor to COMPETE. COMPETE has a provisional patent pending status for sports competition by gathering motion data using small computer or phone. The Peloton bike which allows people to compete in their homes on their stationary bike is the closest to the COMPETE concept, with expected revenue this year of 170 million.* Other products that are tracking sports motion worth noting are the Nike+ APP which has been very successful tracking running data with over 56.483 million users, GolfLogic which gives golf course play data with 317,628 users, Trace Snow Ski which has 85,199 users and Blast Motion, Zepp Golf, WooSports, and Trace.* Fitbit measures health data but not necessarily sports health data, i.e., how many calories did you burn waterskiing. There are many golf simulators and virtual golf experiences, but there are none outside virtually creating a real golf experience in someone's backyard. Adding the competition element, gamify sports play and enhancing it with augmented reality sets COMPETE apart. * https://www.axios.com/peloton-ceo-john-foley-on-bikes-revenue-and-recessions-1513300931-52f73107-9cbd-4039-9dc7-5b2377e68d48.html * data from Sensor Tower Competitive Advantage COMPETE is currently provisionally patent pending giving it an opportunity to be first to market with sports competition virtually with just a smartphone. The product will be free for basic features to encourage fast and viral adoption. COMPETE is based on scientific studies that indicate that creating measurable results will encourage people to play more*. COMPETE's other competitive advantage is networking together a large, relatively untapped market of non-mainstream "other" sports, which is a sleeping giant; each individual sport cannot achieve what they can as a large group and mainstream marketers are generally ignoring many of these 142 million participants. *
*https://www.ted.com/talks/emily_balcetis_why_some_people_find_exercise_harder_than_others
* This is an opinion of the Founder based on 50 years experience in a niche sport.

Current Stage and Roadmap

Product The product is currently in the prototype phase with a projected release of a 1.0 full version Spring 2019. The COMPETE brand will be several things. First, the COMPETE App will allow a player to compete in their sport of choice with just their smartphone, encouraging worldwide virtual sports competition. The COMPETE augmented reality (AR) software will fit into third-party AR goggles to enhance play by creating real sports experiences when the goal, target or other needed equipment is not readily available. COMPETE branded products will enhance play by providing tracking devices already in sports gear to enhance the sports motion data captured, allowing for even higher levels of accuracy, coaching and play. COMPETE online will be the sports social network, online sports gaming and streaming location for all the other sports unrepresented today by ESPN, NFL, NCAA, Sportsbook, FanDuel, and others. Target Market and Customers Initially, the target market is 142 million niche and outdoor sports participants and 70 million eSports participants.* The goal is to get 1% of each sport to play COMPETE, eventually, expanding into all sports and physical activities. The anticipated users are weekend warrior athletes who already are avid sportsmen, 60% male with an age range of

25-50. They have the disposable income to spend on sports play, travel, and equipment. It is expected that younger demographics will join in as the COMPETE App gamify's sports play, introduces new generations to old sports and the less affluent are given affordable opportunities to play "expensive" sports. * Data from Outdoor Sports Foundation report 2016 Sales and Marketing Strategy The Marketing outreach will consist of a two-pronged strategy. Initially, it will be important to set a brand voice for COMPETE, harnessing and participating with our set of dedicated influencers. As this voice builds in social and professional realms, the strategy is to allow and invite the curious and ambitious to join the community, try our product and compete as a pro. As the activity of each side (influencers and consumers) grows, so does the engagement and ability to reach others via channels of scale, such as social media. This approach has already been proven throughout initial PR outreach and launch announcements, having achieved media value and industry support from all corners of the globe.

The Team

Officers and Directors

Name: Jennifer LaPoint

Jennifer LaPoint's current primary role is with Realty Executives. Jennifer LaPoint currently services 25 hours a week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO, and Director
  Dates of Service: April 17, 2017 - Present
  Responsibilities: Vision for the company and day to day operations.

Other business experience in the past three years:

- **Employer:** Realty Executives
  Title: Real Estate Agent
  Dates of Service: January 01, 2015 - Present
  Responsibilities: Jennifer's main responsibility is to sell properties for Realty Executives.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Investing in a company in general is a financial risk.
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of Company's Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

This is a newer startup company with a limited history.
The company has a limited history with no clients and no revenues. If you are investing in this Company it is because you think the product is a good idea and that the Company will be able to secure all the necessary intellectual property rights to develop the product. You further believe that the Company will be able to successfully manufacture, market, and sell the product. This involves the company being able to price the product at a price point that will promote the sale of enough units so that the company will succeed. We have yet to sell any units and we plan to market the product once it is ready for beta testing. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Prototype of competition sports app
We are currently in the development phase of creating a prototype of competition sports app. Delays or cost overruns in the development of our product and failure of the product to meet our technical requirements may be caused by, among other things, unanticipated technological challenges, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could adversely affect our operating performance and results of operations.

Even if we raise the maximum sought in this offering, we may need to raise more funds in the future in order to be able to start manufacturing operations.
Company may not sell enough Class B Common Stock in this offering to meet its operating needs and fulfill its plans. Even if we sell all the common stock we are offering, the company may need to raise more funds in the future, and if we cannot get them, we may not be able to continue. Even if we do have a successful offering in the future, the terms of that offering may result in your investment in the company being worth less, because later investors might get better terms.

Company's business projections are only estimates.
Any projection or forward looking statements regarding Company's anticipated financial performance are hypothetical and are based on Company's best estimate of the probable results of our operation. These projections will be based on assumptions which Company believes are reasonable. Actual results will likely vary from such projections and any projected results cannot be guaranteed. Company will only succeed (and you will only make money) if there is sufficient demand for this product, people believe it is a valuable

product, and Company has priced its product at a level that allows Company to make a profit and still attract future consumers.

Limited transferability of stock offered.

Each investor agrees that it will acquire the company's Class B Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's common stock. No public market exists for the company's Class B Common Stock and no market is currently expected to develop.

Any valuation of the company at this stage is difficult to assess.

The valuation of Company is difficult to asses and is speculative. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Company faces potential market competition.

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

You must rely on managerial discretion.

You are trusting in management discretion. You are buying Class B Common Shares that do not have voting rights, as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

No voting rights for Class B Common Stock.

The offering is for shares of Class B Common stock that has no voting rights. Investors should be aware that while they are receiving equity in exchange for their investment, the shares offered do not grant the holder any voting rights in the company or the right to influence business decisions.

Majority of the Proceeds will be used for development of the prototype

The majority of the proceeds received from this offering will be used to continue the development of our virtual reality prototype. There is no guarantee that the use of the proceeds for such purpose will yield any success. Depending on the amount invested into our campaign, we may need more funds to continue the development of our prototype to allow our Company to release a finalized product.

Software Failure

Our software may fail either in actually being a useable product or in use once released to the public. There is no guarantee that our software will be without glitches or hick-ups that may affect the performance and continued use of the program by consumers.

Augmented Reality

Our company may not be able to successfully create our sports app and augmented reality goggle add on and could ultimately not be able to implement such system into other sporting ventures. There is no guarantee that we will have a completely functional beta available for testing.

Compatibility with Operating Systems

We may not be successful with providing a completely seamless augmented reality application that will be compatible with all operating systems. There exists a possibility that we may run into obstacles regarding making our application compatible with iOS and Android. There also exists a possibility that there will be software failures on either or both operating systems. The application may drain battery at such a high rate that users may prefer to not use the application.

Potential Future Venture Capital Funding

Our company may seek future investments from venture capital firms. This may cause dilution of ownership interests gained during this raise. These venture capital firms may also affect the direction of the company in exchange for capital offered to company. The venture capital firms may also dictate structural changes that may require the company to move to another US state.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jennifer LaPoint	7,000,000	Class a common stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 367,714 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 7,000,000 with a total of 7,000,000 outstanding.

Voting Rights

(a) Voting Rights. Holders of Class A Common Stock shall have the exclusive right to vote on all issues presented to the shareholders, including the election of Directors, except as otherwise provided by law or in these Articles of Incorporation. Each share of Class A Common Stock shall be entitled to one vote.

Material Rights

Class A Common Stock. A class of common shares designated "Class A Common Stock" is established. The Class A Common Stock shall be without par value. The Class A Common Stock shall consist of 7,000,000 common shares, which the Board of Directors may increase as herein required, or otherwise at the sole discretion of the Board of Directors. The rights, preferences and limitations of the Class A Common Stock are as follows: (a) Voting Rights. Holders of Class A Common Stock shall have the exclusive right to vote on all issues presented to the shareholders, including the election of Directors, except as otherwise provided by law or in these Articles of Incorporation. Each share of Class A Common Stock shall be entitled to one vote. (b) Anti-Dilution. In the event that additional shares of common or preferred stock are authorized by subsequent action of the Board of Directors, the Corporation shall authorize and from time to time issue a commensurate number of shares to the Class A Common Stock to the holders of the Class A Common Stock so that their interest in the Corporation is not diluted upon the effectiveness of the increase of authorized shares. (c) Dividends. Holders of Class A Common Stock shall be entitled to receive the dividends that may be declared by the Board of Directors to the extent that funds are legally available for the declaration and payment of dividends; however, the Corporation shall not declare, pay, or set apart for payment any dividend on shares of Class A Common Stock, shall not directly or indirectly order or make any distribution on shares of Class A Common Stock, and shall not redeem, retire, purchase, otherwise acquire, or set aside funds to acquire in any manner any shares of Class A Common Stock if at the time of the proposed action the Corporation is in default concerning any dividend due and payable on, or any sinking fund or redemption requirement relating to, any outstanding preferred shares. The provisions of this Subparagraph 4.02(c) shall not prevent the payment of any dividend within sixty days after it is declared if the dividend complied with the provisions of this Subparagraph 4.02(c) when declared. (d) Distribution of Assets. In the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, holders of Class A Common Stock shall be entitled to receive pro rata with the holders of the Class B Common Stock, on a share-by-share basis (regardless of class), all of the remaining assets of the Corporation available for distribution to its shareholders after all amounts to which the holders of any outstanding preferred shares are entitled have been paid or set aside in cash for payment. The merger or consolidation of the Corporation into or with any other corporation, the merger of any other corporation into the Corporation, or the sale, lease, or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to be a dissolution, liquidation, or winding up for purposes of this paragraph.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 43,974 outstanding.

Voting Rights

(a) No Voting Rights. The holders of Class B Common Stock shall have no voting rights except as otherwise required by the Florida Business Corporation Act. On any matter on which the holders of the shares of the Class B Common Stock shall be entitled to vote, they shall be entitled to one vote for each share held. The holders of the shares of the Class B Common Stock shall vote only as a separate class; their votes shall not be counted together with those of the holders of any other class or series of shares of the Corporation.

Material Rights

Class B Common Stock. A class of common shares designated "Class B Common Stock" is established. The Class B Common Stock shall be without par value. The Class B Common Stock shall consist of 2,000,000 common shares, which the Board of Directors may increase as herein required, or otherwise at the sole discretion of the Board of Directors. The rights, preferences and limitations of the Class B Common Stock are as follows: (a) No Voting Rights. The holders of Class B Common Stock shall have no voting rights except as otherwise required by the Florida Business Corporation Act. On any matter on which the holders of the shares of the Class B Common Stock shall be entitled to vote, they shall be entitled to one vote for each share held. The holders of the shares of the Class B Common Stock shall vote only as a separate class; their votes shall not be counted together with those of the holders of any other class or series of shares of the Corporation. (b) Dividends. Holders of Class A Common Stock shall be entitled to receive the dividends that may be declared by the Board of Directors to the extent that funds are legally available for the declaration and payment of dividends; however, the Corporation shall not declare, pay, or set apart for payment any dividend on shares of Class B Common Stock, shall not directly or indirectly order or make any distribution on shares of

Class B Common Stock, and shall not redeem, retire, purchase, otherwise acquire, or set aside funds to acquire in any manner any shares of Class B Common Stock if at the time of the proposed action the Corporation is in default concerning any dividend due and payable on, or any sinking fund or redemption requirement relating to, any outstanding preferred shares. The provisions of this Subparagraph 4.03(b) shall not prevent the payment of any dividend within sixty days after it is declared if the dividend complied with the provisions of this Subparagraph 4.03(b) when declared. (c) Distribution of Assets. In the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, holders of Class B Common Stock shall be entitled to receive pro rata with the holders of the Class A Common Stock, on a share-by-share basis (regardless of class), all of the remaining assets of the Corporation available for distribution to its shareholders after all amounts to which any holders of outstanding preferred shares are entitled have been paid or set aside in cash for payment. The merger or consolidation of the Corporation into or with any other corporation, the merger of any other corporation into the Corporation, or the sale, lease, or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to be a dissolution, liquidation, or winding up for purposes of this paragraph.

Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Preferred Stock We have authorized 3,000,000 shares of our Preferred Stock with no par value determined as of May 21, 2018. The Company has currently issued 0 shares of our Preferred Stock. The Board of Directors of the Corporation is authorized to adopt from time to time and to cause to be executed and filed without further approval of the shareholders amendments to these Articles of Incorporation that divide the preferred shares into classes and series, specify the designation and number of shares of any class or series, and determine the relative rights, preferences, and limitations of the shares of any class or series. The preferred shares of any class or series established by an amendment by the Board shall be issued for the consideration that the Board may fix. The Board of Directors is authorized to set forth in the amendment any of the following provisions: (a) Designation and Number. The Board may provide a distinctive designation for each class or series and the number of shares that shall constitute each class or series. By resolution, the Board may from time to time increase the number of shares that the Board has previously determined for any class or series, unless the Board provided otherwise in its resolution creating the class or series. From time to time, the Board may also pass a resolution to decrease the number of shares that the Board has previously determined for any class or series, but not below the number of shares of the class or series then outstanding. (b) Dividend Rates. The Board may determine the dividend rate payable on the shares of the class or series and whether dividends are to be cumulative, partially cumulative, or noncumulative. If any cumulative rights are provided, the Board may establish the date or dates from which dividends may cumulate. (c) Redemption

Price. The Board may establish the price or prices and the terms and conditions for redemption of the shares of the class or series at the option of the Corporation. (d) Sinking Fund. The Board may determine whether or not the shares of the class or series are entitled to a retirement or sinking fund to be applied to the purchase or redemption of the shares, and if a fund is to be established, the Board may specify the amount of the fund and its terms and provisions. (e) Liquidation Preferences. The Board may determine the rights of the shares of the class or series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation. (f) Conversion Rights. The Board may determine whether or not the shares of the class or series are to be convertible into, or exchangeable for, any other shares of Corporation or other securities. If the shares are convertible or exchangeable, the Board may establish the conversion price or prices or the rates of exchange, any adjustments to those prices or rates, and any other terms and conditions of the conversion or exchange. (g) Voting Rights. No shares of any class or series of preferred stock shall have voting rights, other than any voting rights required by law. (h) Priorities. The Board may determine whether or not the shares of the class or series established are to be prior, equal, or junior to the shares of any other class or series in any respect. The Board may determine whether or not the shares of the class or series established are to be entitled to restrictions on the issuance of shares of any other class or series that are prior or equal to the shares of the class or series established. The Board may determine whether or not the shares of the class or series established are to be entitled to restrictions on payments of dividends, distributions of assets, and purchases or redemptions of shares of any other class or series of shares of the Corporation ranking junior to the shares of the class or series established. (i) Additional Rights. The Board may establish any other preferences, qualifications, privileges, options, and other relative or special rights and limitations of the class or series.

What it means to be a minority holder

Holders of Class B Common Stock have no voting rights and will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $11,394.24
  Number of Securities Sold: 43,974
  Use of proceeds: R&D and Production
  Date: October 18, 2018
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
Financial Conditions WOW Sports Network Inc doing business as COMPETE Co has not generated revenue to date and has funded the development of the MVP through Founder's investment and AWSA sponsorship agreement. We anticipate revenue when we have added premium features such as player vs player and real-time coaching. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we build a full functioning 1.0 utility app for one sport. These funds will last 12 months. If we hit the minimum number on the raise, we will use the proceeds for the Android version of the app.

Foreseeable major expenses based on projections:
Projected Revenues The projected revenues are based on the on charging $4.99/month for premium features in the utility app, advertising dollars and the sale of soft goods in year 1. We will add hard good sales in year 2 & 3. Hard goods projected sales are based on Licensed hard Goods(2%of users x $150/unit) and AR Head Gear (4% of users x$100/unit). The projected total revenues are (year 1 , 1 sport, 20,000users) is $20,000, (year 2, 2 sports, 287,278 users) $373,040, (year 3, 13 sports, 536,425 users) $7,542,375 and (year 4, 19 sports, 716,674 users)$17,901,530. The assumption is that 1% of each sports plays the game and progressivelyover time the paid play is 10%, 20% and 30% of users. Cost of Labor The intent is to use only contract labor for the first two years at $626,500 and $1,185,000 these numbers include marketing and development costs. In year 3 & 4 we will hire our own engineers, UX and UI team, Marketing, CEO, CMO, CTO to do the work inhouse. The projected labor costs in year 3 & 4 is $1,276,392. Costs of goods We will private label the soft goods. We will license the AR goggles and other hard goods. The costs are (year1) $0, (year 2) $ 43,992, (year) 3 $1,179,996 and (year 4) $1,963,596. Marketing Costs We intend to use contract labor for marketing in years 1 & 2. The total marketing expense not including labor or employee costs will be (year1 ,13.5%) $110,000 (year 2, 10%) $ 158,000 (year 3, 9.6%) $528,000 and (year 4, 9.6%) $528,000. Developer costs In year 1 and 2 we will outsource development. The cost for 1 sport utility app and 1 sport game app in year one will be $504,000. In year two, we will bring on a second sport and add features to the app at at cost of $900,000. In year 3 & 4 we will hire our own engineers. Misc. Expenses Pro Athlete Program - We plan to develop a strong pro athlete program in order to promote the app. In exchange for playing the app, design help, marketing socially on our behalf to their sphere and being available for real-time coaching they will be paid a portion of net revenue based on the number of users they bring to the table. We budgeted spending 10% of net revenue on this athlete program. Player Prizes – We plan on offering prizes to players in the app for various success. We have budgeted 5% of net revenue for these prizes. Unforeseen Costs - budgeted at 10% of operating costs. Net Operating Income We will need a cash infusion in (year 1) of $789,400 and in (year 2) $1,188,731. We anticipate a profit of $3,005,717 in (year 3) and

$8,987,130in (year 4).

Future operational challenges:
So far the Founder has put in $20,000 and we have received a loan from AWSA for $20,000 for a total raise of $40,000 which is being used to build the MVP with Infiniband. Beta testing will begin in June. The funds being raised in this round will pay for agile development of all features of the 1.0 version of the app. We plan to use a freemium model. The player will get a score and world rank for free and have to pay $4.99/ month for upgraded features. (additional marketing research is being done on pricing and could be as high as $9.99/m). We will build, test and pivot on each new feature released on a 6-week pace.

Future challenges related to capital resources:
The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations.

Future milestones and events:
We plan to begin advertiser solicitation as early as July to get on sponsors budgets for 2019. These dollars are anticipated beginning by full launch day spring 2018. There are multiple sponsor/advertiser placements in the app to be filled. We have an extensive marketing plan that will be ready to launch as soon as more funding is on-boarded, however, we will be advertising to American Water Ski Association members, to the top 10 boat dealer databases and at all NMMA boat shows at no cost to the company through relationships and co-branding opportunities even without more funding. We will have T-shirt and Hat sales to create a small revenue steam by August 2018. We will go to revenue model as soon as upgraded features are ready.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. The first $100,000 from Start Engine will be used for agile development of 1.0 utility features. It will be burned at a rate of 10k/month. The full raise will last us 12 months without building the game features or doing a paid marketing. The company has gained funding through an inital Regulation CF raise in the amount of $11,394.24

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
Several other VC's are waiting to see users and revenue for consideration of this project. This may provide us the capital to spend on game features and on marketing in 2018-2019. We also plan to continue fund raising on Startengine.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the

crowdfunding campaign?)
Yes.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
12 months

How long will you be able to operate the company if you raise your maximum funding goal?
12 months

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
Several other VC's are waiting to see users and revenue for consideration of this project. This may provide us the capital to spend on game features and on marketing in 2018-2019. We also plan to continue fund raising on Startengine.

Indebtedness

- **Creditor:** AWSA
  Amount Owed: $20,000.00
  Interest Rate: 0.0%
  Maturity Date: January 05, 2019
  The company has $20,000 outstanding debt to be paid to AWSA out of future proceeds at a rate of 20% of each $1.00 of net income in the VSS app only. There is no interest or maturity date.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $1,831,433.24

Valuation Details: The valuation of the company is based on Founders projections of After-Tax Net Income in year 3 and also double checked using The follow investor comparison factor chart : Factors Range COMPETE Factor The strength of Entrepreneur and Team 30% 125% 0.3750 Size of the Opportunity 25% 150% 0.3750 Product/ Technology 15% 90% 0.1350 Competitive Environment 10% 110% 0.1100 Marketing/Sale/ Partnerships 10% 85% 0.0850 Need for Additional Investments 5% 100% 0.0500 Other Factors (MVP not tested) 5% 70% 0.0700 SUM 1.2000 Multiplying the Sum of the factors 1.2 times the average pre-money valuation of $1.5M; we arrived at $ 1.82m COMPETE Assumptions: • The valuation of the company is based on Founders projections of Net Operating Income in year 4. • COMPETE App Assumptions • 1% of each sport will play the game, assuming 6 months to achieve this level for each of 19 sports • The data on the number of participants in each sport is from the Outdoor Sports Foundation Report 2016 • The COMPETE app V. 1.0 will be built modularly so that additional sports can easily be added as their game software is created. • The cost of the game would be: o Basic is FREE o Advanced Features will be $4.99 • The ratio of basic to advanced users would be: o 90% basic/10% advanced year two of play of that sport o 80% basic/20% advanced year three of play of that sport o 70% basic/30% advanced year four of play pf that sport • Total Projected Users new users total users o year 1 20,000 20,000 * (equal to the number of Waterski Mag readership) o year2 267,270 287,270 * (golflogix has 300,000 users which is 1% of all golfers) o year 3 249,155 536,425 o year 4 180,249 716,674 * (represents only .05% of Nike + Club users) • The assumption is that COMPETE would have AR goggles ready for year 3 and 1% of users would purchase at a$100/margin. It would be a licensed product. • The assumption is that COMPETE would have licensed motion tracking hard goods by year 4 and 2% of users purchase at $120/unit margin) • The initial cost of the app development would be $500,000 per sport for the first two sports. • All development work would be contracted out for the first two years. • A new sport will be released every 60 days in year 3-4. • Advertising is calculated at X users x15% page views/ 10 = Per month rate * The calculation is based on water industry current advertiser worksheet for Ball Of Spray • Addition expenses: o 5% of revenue is reinvested in prize money for players in year 3-4 o 10% of revenue is reinvested in pro athlete compensation in year 3-4 o 10% is estimated for unforeseen expenses • Marketing cost projected at 13.5%, 10% and 9.6% and 9.6%.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.86 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  94.0%
  If the minimum funding goal is met it will be used on the development of the 1.0 utility features of the app paid to Infinibrands.

If we raise the over allotment amount of $95,605.64, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Research & Development*
  60.0%
  If we reach our maximum funding goal, 60% of the funds will be used on the development of the 1.0 utility features of the app paid to Infinibrands.

- *Marketing*
  10.0%
  If we reach out maximum funding goal, 10% of the funds will be used on social

media and contact marketing paid to Orlando Content Marketing.

- *Working Capital*
  10.0%
  on Branding, artwork, graphic design and web design paid to Alana Latiolais at Empilio $2000/month

- *Legal and Insurance*
  10.0%
  on legal for copyright of software coding, trademarks and additional patent work paid to The Rapacke Law Group, P.A.

- *Misc.*
  4.0%
  on misc. including data storage, liability insurance, travel, printing.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.getcompete.com (The company will make annual reports available on its website, http://getcompete.com on a future tab labeled "Annual Reports." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a) (6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/compete-co

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Wow Sports Network Inc

[See attached]

I, Jennifer Lapoint, the Founder and CEO of WOW Sports Network, Inc, hereby certify that the financial statements of WOW Sports Network, Inc and notes thereto for the periods ending December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below will reflect accurately the information reported on our federal income tax returns.

No tax returns are due at this time.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the ___7/14/18___ (Date of Execution).



_____ (Signature)

___Founder CEO___ (Title)

___7/14/18___ (Date)

<u>Wow Sports Network Inc.</u>

FINANCIAL STATEMENTS

(UNAUDITED)

FROM INCEPTION

FOR THE PERIOD

April 20, 2017 through December 31, 2017

Wow Sports Network Inc.

Index to Financial Statements

(unaudited)


Wow Sports Network Inc.

BALANCE SHEET

as of December 31, 2017

(unaudited)


	As of Dec 31, 2017
ASSETS	
Current Assets	
Bank Accounts	
Checking	$887.76
Savings	$0.00
Total Bank Accounts	**$887.76**
Total Current Assets	**$887.76**
Other Assets	
Startup Costs	
Bank Fees	$12.33
Developer	$0.00
Marketing	$792.17
Office Expense	$10.15
Professional Fees	$2,000.00
R&D	$3,331.08
Total Other Assets	**$6,145.73**
TOTAL ASSETS	**$7,033.49**
LIABILITIES AND EQUITY	
Liabilities	
Long Term Liabilities	
Note Payable	$0.00
Total Note Payable	**$0.00**
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$0.00**

Equity	
Owner's Investment	$0.00
GoFundMe Gifts	$7,033.50
Net Income	$0.00
Total Equity	**$7,033.50**
TOTAL LIABILITIES AND EQUITY	**$7,033.50**

Wow Sports Network Inc.
STATEMENTS OF OPERATIONS
for the period from inception, Apr. 20, 2017
through Dec. 31, 2017
(unaudited)

April - Dec 2017

Income		
Revenue		
Sales		0.00
Other		0.00
Total Income	$	**0.00**
Cost of Goods Sold		
COGS	$	**0.00**
Total Cost of Goods Sold	$	**0.00**
Gross Profit	$	**0.00**
Expenses		
Automobile Expense		0.00
Bank Service Charges		0.00
Contributions		0.00
Licenses and Permits		0.00
Office Supplies		0.00
Payroll Expenses		0.00
Professional Fees		0.00
Rent		0.00
Salary		0.00
Telephone		0.00
Travel		0.00
Utilities		0.00
Total Expenses	$	**0.00**
Net Operating Income	$	**0.00**
Other Income		
Interest Income		0.00
Total Other Income	$	**0.00**
Net Other Income	$	**0.00**
Net Income	$	**0.00**

Wow Sports Network Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY
for the period from inception, Apr. 20, 2017 through Dec. 31, 2017

(unaudited)

	Common Stock		Retained Earnings	Stockholders' Equity
	Shares	Amount		
opening balance	0	$0.00	$0.00	$0.00
12/31/2017	0	$0.00	$0.00	$7,033.50
	0	$0.00	$0.00	$7,033.50

*12,000,000 shares were authorized on May 20, 2018 - 9,000,000 common stock and 3,000,000 preferred shared


Wow Sports Network Inc.

STATEMENTS OF CASH FLOWS

for the period from inception, Apr. 20, 2017 through Dec. 31, 2017

(unaudited)


	April - Dec 2017
OPERATING ACTIVITIES	
Net Income	$0.00
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Startup Costs	-$6,145.74
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$6,145.74
Net cash provided by operating activities	-$6,145.74
FINANCING ACTIVITIES	
AWSA Loan	
Net cash provided by investing activities	**$0.00**
INVESTING ACTIVITIES	
Owners' Investment	$0.00
GoFundMe Gifts	$7,033.50
Net cash provided by investing activities	**$7,033.50**
Net cash increase for period	**$887.76**

NOTE 1 – NATURE OF OPERATIONS

WOW Sports Network, Inc was formed on April 20, 2017 ("Inception") in the State of Florida. The financial statements of WOW Sports Network, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Windermere, Florida.

WOW Sports Network, Inc under the DBA name COMPETE Co will allow athletes to compete against anyone in the world, anywhere, anytime with just a smartphone that is enhanced by augmented reality to add the goal or target virtually to their world, all while growing a sports social network so they always have someone to play with. Complete with COMPETE smart products for enhanced motion data collection, this patent-pending idea is being developed with water skiing as a test market, quickly spinning to other sports.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of May 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from monthly fees, merchandise sales and advertising when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Florida state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

On May 22, 2018 the company received $18,000 of a $20,000 loan from AWSA, to be repaid out of future proceeds at a rate of 20% of each $1.00 of net income in the VSS app only. This loan has no interest and no time frame. If the company should never reach a net income stage or close the business, the loan will be forgiven.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

We have a 2-year contract with AWSA for a founding sponsorship with 5 one-year renewals. AWSA has committed to a $20,000 loan (of which $18,000 has been received) and free advertising for the life of the contract. There is no set time frame for payback or interest rate being charged. The Payback plan is 20% of each $1.00 of net income on the virtual slalom app at such time that there is net income. AWSA shall receive prominent logo placement in the virtual slalom app only.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 9,000,000 shares of our common stock with no par value. As of May 21, 2018, the company has issued 7,000,000 Class A Common Stock to the Founder and intends to offer up to 2,000,000 Class B Common Stock on Start Engine.

Preferred Stock

We have authorized 3,000,000 shares of our Preferred Stock with no par value determined as of May 21, 2018. The Company has currently issued 0 shares of our Preferred Stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 the issuance date of these financial statements. As of June 30, 2018, $18,000 has been borrowed from AWSA (see note 3), and the Founder has made investments totaling $8,800 and has spent $24,000 on development. On May 21, 2018, the company has issued 7,000,000 Class A Common Stock to the Founder.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Compete is pending **StartEngine Approval.**



0
Investors

$0.00
Raised of $10K - $95.6K goal

♡

Compete
Gameified AR Sports Technology
● Small OPO   🏠 ,   🏷 Gaming
⊙ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**



COMPETE sports revolution, real sports play with video game fun!

Invest in COMPETE

Company Summary

Our goal is for COMPETE to allow athletes to compete against anyone in the world, anywhere, anytime with just a smartphone. Our experience is enhanced by augmented reality to add the goal or target virtually to the playing field, all while growing a sports social network so athletes always have someone to play with. In the future COMPETE smart products will enhance motion data collection, allowing professional-level competition and wagering. COMPETE is a provisionally patent-pending idea that is being developed with water skiing as a test market based on our founder's 50 years in that sport.

Company Vision

COMPETE is a ground-breaking sports app with video game

features enhanced by augmented reality (AR) that is at the threshold of a new era in sports play. Poised at the right time with the right product, COMPETE stands to revolutionize participation in all sports in the world's largest amateur sports league. The app aims to motivate people to get off the couch and try a new activity by providing the biggest motivator of action, someone to do it with (per the Physical Activities Council). The COMPETE app will gamify real sports play, allowing people to measure their sports performances against their peers, providing benchmarks which will motivate them to play more and try harder. Find the fun of competition in every practice set.

The COMPETE app will leverage the 142 million people who participate in non-mainstream sports, a relatively unserved sports market of niche and outdoor sports, eventually expanding into mainstream sports at the non-professional and grassroots levels. It plans to create a league of weekend warriors looking to sharpen their athletic skills while getting the recognition and rewards they desire. Everyone can feel like a pro when they play. The app is designed to help people overcome the barriers to entry in each sport, such as cost, location, exposure, knowledge, and lack of fitness or motivation.

Because of the founder's 50 years of experience in competitive water skiing, this will be the test sport. Virtual slalom skiing will have many sports utility features pertinent to the sport. Better yet, COMPETE will add video game features to increase engagement when athletes can't get outdoors to play. As the app is further developed, it will leverage emerging augmented reality technologies for sports play, allowing users to be anywhere to play sports typically limited to specific locations or venues.



Computer generated, final product may vary.

The Offering

Investment

$0.26/share of Class B Common Stock | When you invest you are betting the company's future value will exceed $1.92M.

Investor Perks*

- All investors will receive a FREE VSS T- Shirt (90-day delivery)
- All Investors over $1000.00 will receive above and FREE access to all app features for 5 years.
- All Investors over $10,000.00 will receive above and $600.00 for 1 week worth of water Ski lessons with Hall of Fame Skiers.
- All Investors over $20,000 will receive above and 2000.00 for 1 week of Ski Paradise Water Ski Vacation in Acapulco.

All perks occur after the offering is completed.

 This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

"A dream you dream alone is only a dream. A dream you dream together is a reality."

John Lennon

What We Have Accomplished So Far

We launched our first virtual sports app MVP, VSS Virtual Slalom Skiing in August of 2018. We have over 500 players pre-registered to be beta testers for the product. Our product development documents and developer budgets are ready for funding so that we can have a fully functioning and enhanced COMPETE app 1.0 to the market by April 2019. We will use agile development to bring new features to the market every 4 weeks until the opening day on the app store. The product is currently in the prototype phase with a projected release of a 1.0 full version Summer 2019.

Three Exciting Features:

- **Real-time Coaching:** This will allow a player to access a professional coach in real time while they are playing or practicing.

- **Towed Water Sports Game:** The app will soon feature a skill-based sports game with fluid physics, so you can keep practicing and progressing even when you can't get outside to play. The game will combine the fun of physics-based games like "Angry Birds" with the social competition of sports simulators like "Golf Clash" and "Trials Frontier."

- **DuellAR:** This will allow a player to compete in real sports in real-time with another player around the world in match play.

Key Action Items To Date

- MVP launched August 8, 2018



Computer generated, final product may vary.

- 850 players users in 6 weeks
- Database of 7500 avid water sports participants available for direct marketing at no cost to the company.
- Marketing team in place
- Provisional patent pending with full application filed June 15, 2018

Water Ski App Features

v1.0

- Slalom Ski course score with no buoys
- World-side virtual ski ranking
- Ski instruction in real-time
- Share your score, rank, and video on social media
- Weather updates with prompts to go ski
- Sports Social Profile
- Ski Club and lake locator
- IOS only
- One sport

v2.0

- Player vs player match play
- Combined watersports video game and real sports play for on and off-season play
- Advanced motion tracking in smart synced equipment
- Real-time pro coaching via SMS
- Sync with Fit Bit for fitness score when skiing
- Game Points used for purchases in online store
- Impromptu competition on lakes with no courses
- Team competition, including families
- Fan play and wagering
- W-uber: find someone to go boating with
- iOS and Android
- Multiple sports

v3.0

- Sync with Augmented Reality Goggles to add goal, course or target anywhere
- Professional level sports play
- Advanced motion tracking in COMPETE licensed products
- Artificial Intelligence judging and coaching
- Expansion to 20 sports
- Avatar playback
- Cash prizes for fans and players

Our Products




Rope Length: 15 meters
Player ID
Boat Speed
55 km/hr
Rope Length
15 meters
Competition Mode
WOW Goggles

Patent Pending #62519307

Computer generated, final product may vary




Compete App Architecture
Scope of this PRD
Waterski Module
Score calculation
Image capture
Analysis
APIs:
Scores
images
Buffs
Data
etc.
AI Analysis
COMPETE CORE
Leaderboards
Leagues
Social
Customization
Avatars
Towed Sports Game
Self-contained module
Future
Snow-board Module
New sport Module
Player Data Storage/ Analysis
Future
Game Module
Game Module

What COMPETE intends to do:

- Become a **unique sports brand** combining the appeal of ESPN, EA Sports, Red Bull, Oakley and Go Pro.
- COMPETE will **network all sports together,** striving to create the largest amateur sports league ever. We will target those that are smaller and do not have the market power of larger mainstream sports, thus making them hungry to join the COMPETE team.
- **Create a new sports league** of weekend warriors dreaming of turning pro.
- In COMPETE, **anyone can be a pro for a day** or a lifetime and get the recognition and rewards they desire
- **Motivate** people to get off the couch and try a new activity by providing the biggest motivator of action, someone to do it with (per the Physical Activities Council).
- Provide users a new tribe of like-minded people to hang out with by creating the **worlds largest sports social network**.
- Help competitors **overcome barriers to entry** into each sport, such as cost, location, exposure, knowledge, lack of fitness or motivation.
- **Uniquely gamifying sports play** to take advantage of today's teched-out world where everyone has a smartphone with them at all times.





How Our Products Are Different From the Rest

Customer Problem Identified

Mark Suster, passionate VC and mega-successful entrepreneur, said in TechCrunch, "The success of a startup is solving real problems." Here is the list of problems COMPETE solves.

Problem one is limited resources and exposure for smaller sports. In our founder's 50+ years working in niche sports, she has found that most sports need ongoing grassroots development to introduce new players. All sports go through a lifecycle with an eventual decline in participation. When these sports are exciting and new they have momentum, TV time and exposure... Then some newer sport or activity comes along, leaving behind an entire tribe of enthusiasts with no one marketing to or for them.

As the world gets more digitally connected, creating a new generation of potential sports participants that are not playing and are stuck on the couch, COMPETE aims to bring sports and video gaming together in a whole new way, making new fans and players.

Problem two, according to the Physical Activities Council Report, the biggest barrier to getting people to participate in a sport is lack of someone to play with. COMPETE plans to introduce new groups of potential players to old and new sports by socializing them with a tribe of enthusiasts and always giving them someone to play with.

Problem three, in many cases, potential participants cannot afford sports play or do not live in a location where the sport is accessible. If they try a new sport, it is costly to measure their success due to travel costs and entry fees. COMPETE intends to promote sports competition to new potential users who never thought of playing these sports before, i.e., an inner-city kid learning golf by playing virtually at the closest city park using a smart club and AR goggles to see the hole of golf to play.



Computer generated, final product may vary

Problem four is the lack of personal motivation to get started or keep going. Research shows that if people are given a measure of success, they are more motivated to go faster and try harder. COMPETE is a way to change a player's mind's eye, encouraging more participation by making it easier to measure progress.

Source: *TED Talk, Emily Balcetis, "Why Some People Find It Harder to Exercise than Others", November 2014.*



Gamifying Real Sports Play

COMPETE plans to blend sports utility features with video game technology to make the game sticky and fun.



Match Play

COMPETE plans to allow players to be able to compete against anyone, anywhere at anytime in real sports with no need to be in the same location. This makes every practice have the excitement of a tournament. For example, you could go swimming at the local pool and race against a friend somewhere else in real-time.



AR Goggles

COMPETE plans to leverage AR technology using third-party AR goggles with our software to sync with the app. This would allow players to see the ski course, target, hole of golf, basketball hoop or any obstacle needed for play from any location.



Real-Time Coaching

Can you Imagine that the next time you practice your sport that you could call up a pro in real-time between practice sets?

Our Market and Industry

Industry Map



GolfLogix
NRC
STRAVA
PELOTON
Utility

Competition

COMPETE has applied for a provisional patent for ideas and concepts that we believe to be unique and with no clear competitors at this time. Peloton bikes, which allow people to compete in their homes on their stationary bike, is the closest concept to COMPETE, which generated $170 Million in revenue last year. Accoding to Sensor Tower, other products that are tracking sports motion worth noting are the Nike+ APP, which has been very successful at tracking running data with over 56 million users; GolfLogic, which gives golf course play data with 317,628 users; Trace Snow Ski, which has 85,199 users and Blast Motion; Zepp Golf;

Gamification

* Opinion of COMPETE Co.

Targeted Sports		
Water Sports:	**Snow Sports:**	**Main Stream:**
• Water Skiing	• Snow Skiing *	• Running *
• Wakeboarding *	• Snow Boarding *	• Swimming
• Wake Surfing	• Snow Shoeing	• Cycling *
• Surfing *	• Snow mobile	• Bird Watching
• Windsurfing	• Telemarking	• Fishing
• Kite Boarding *	• Ice Skating	• Triathlon
• Kayaking	• Bob Sledding	• Golf putting *
• Rowing		• Golf Driving *
• Diving	**Outdoor:**	• Basketball shooting
• Rafting	• Roller Blading	• Soccer ball skills
• Stand Up Paddling	• Ultimate Frisbee	**Extreme Sports:**
• Jet skiing	• Climbing	• Sky diving
• Sailing	• Scuba Diving	• BMX
• Stand Up Paddle boarding	• Snorkeling	• Motor Cross
	• Equestrian	**Dueling sports:**
Shooting Sports:	• Fishing	• Boxing
• Hunting		• Martial Arts
• Target Shooting		• Fencing
• Archery		Motor Sports
		• Rally car racing

** These sports have been selected by COMPETE Co. as targeted sports in the first 4 years.*

Key Market Indicators

- We believe that it is an extremely opportune time for sports apps
- Most apps are strictly sporting utility apps
- The most successful apps by number of users are games
- The most successful apps by revenue are games
- The most successful companies market app + merchandise
- There are no apps for hundreds of niche sports
- Most successful apps are freemium based, meaning they're free at some level and premium features are paid for and branded
- No other app is combining video game action and AR with real sports play

** The above are assumptions made by COMPETE Co from our research and based on data from Sensor Tower*

WooSports; and Traceup. Fitbit measures health data but not necessarily sports health data, such as how many calories one burns waterskiing. There are many golf simulators and virtual golf experiences, but there are none we know of that are outside virtually creating a real golf experience in someone's backyard. We believe that adding the competition element, gamifying sports play and enhancing it with augmented reality is what sets COMPETE apart.

Competitive Advantage

COMPETE has applied for a provisional patent, giving it an opportunity to be the first to market virtual sports competition with video game action using just a smartphone. The product will be free for basic features to encourage fast and viral adoption. COMPETE is based on scientific studies that indicate that creating measurable results will encourage more people to play. Another competitive advantage of COMPETE is networking a large, relatively untapped market of non-mainstream sports, which is a sleeping giant. We believe that each individual sport cannot achieve what it can as a large group, and mainstream marketers are generally ignoring many of these 142 million participants.

Competitor Revenue Chart	product	product	Cost for Entry	1 month cost	6 months cost	12 month cost	gamification	Users	revenue	Revenue
COMPETE	sports utility app +Game	app + future hard goods	FREE	4.99	26.99	48.99	high	Est. Year 2 287,278	Est. year 2 $375,088	Est. year 3 $5,851,958
Golf Clash	game	app	FREE				high			
Pokemon	game	app	FREE				high			
Nike+	sports utility app	app + future hard goods	FREE				low	56,483,462	825,475	
Map My Run	sports utility app	app + future hard goods	FREE				low			
Strava	sports	app	FREE				low			
Snow Cookies	sports	hard goods	coming soon				low			
Ride On Vision	AR Sports	hard goods	$ 899.00				low			
Blast Baseball	sports	hard goods	$ 149.00				low	14,857	0	
WOD Sports	sports	hard hoods	$ 249.00				medium			
Peloton	sports	hard goods	$ 1,000.00	$ 30.00			medium			
Trace	sport utility	hard goods	$ 199.00				medium	85,190	3402	
AR Runner	sports	app	FREE				medium			
Rider	sports	app	?				none			
Golf Logix	sports	app	FREE	$ 9.99	$ 39.99	$ 49.99	none	317,618	1,625,570	
Zepp Golf	sports	hard goods	$ 149.00				none	98,998	0	

Source: Sensor Tower

What Makes Our Team Special

Founder - Jennifer Leachman LaPoint, a Hall-of-Fame

Kelley Woolsey is an exceptional lifestyle sports innovator.

water skier and serial entrepreneur, founded the first women's pro watersports tour which produced over 50 TV shows. With a complete understanding of the sports lifecycle, which she learned from playing, coaching, sponsorship development, event planning, TV production, retail store ownership, governing body administration and patented product development.

COMPETE Advisor Board:

Vince Bahk is currently guiding the marketing of COMPETE with 15 years of experience in advanced marketing for digital businesses. Most notably, he was on the team that came up with American Express Small Business Saturday.

Greg Hayes is guiding the development process and has delivered award-winning products to market in the digital media, technology and gaming industries for a spectrum of companies – from multinationals, like Disney and British Telecom, to nurturing start-ups for sale to larger firms.

Formerly the CMO for O'Neill in the height of their success, taking the company from one million to 100 million during his tenure. He masterminded lifestyle sports branding of surfing.

Kris LaPoint is a World Waterski Hall-of-Fame Member. He has been innovating sports products for companies like Coleman, MasterCraft Boats and Orthotec Braces. Kris understands how to design and produce new sports products and bring them to market.

Alexandre de Gunzburg, who holds an MBA from Rollins - Crummer School of Business, is an advisor. He is currently an investor working with early-stage companies like Data Point Capital and Wexford Capital.

Invest in Our Company Today!

I Can COMPETE – Icons always begin with "I Can".

We believe COMPETE will be a ground-breaking sports utility and gaming app with augmented reality (AR) enhancements at the threshold of a new era in sports play. Poised at the right time with the right product, COMPETE stands to revolutionize participation in all sports.



- Can you imagine Nintendo Wii, but outside with real sports world play?
- Can you imagine a network of 142 million niche and outdoor sports participants in one league?
- Can you imagine real match-play golf in your own backyard with no real golf course needed?
- Can you imagine the worlds largest sports social network?
- Can you imagine being able to have a real-time sports coach anytime, anywhere?
- Can you image competing in your sport of choice anytime, anywhere, with anyone?

I can, but not without your help. If you would like to get on the ground floor of building the next big sports brand, don't miss this opportunity to invest today!

The above are assumptions made by COMPETE CO from our research and based on data from Sensor Tower.

WOW Sports Inc was formed

The company was founded by Jennifer Lapoint

April 2017

Virtual Slalom Skiing Beta Launched

VSS 1.0 is open for testing as a beta.

August 2018

VSS 1.0 Launch

VSS 1.0 is a fully functioning sports utility app with game features. The product is currently in the prototype phase with a projected release of a 1.0 full version Spring 2019. (ANTICIPATED)

April 2019

First Virtual World Champions

WOW will host a 4-week summer ski series culminating in the selection of the first World Virtual Slalom Champions. (ANTICIPATED)

October 2019

June 2017

Provisional Patent Filed

Application Number: 62519307 Provisional Patent Pending and currently not publicly searchable.

July 2018

Launched 1st campaign on StartEngine

Now YOU can own a part of our company!

August 2019

Virtual Snow Skiing app is lanched and COMPETE is born.

WOW is officially a sports network with multiple sports and rebranded as COMPETE. (ANTICIPATED)

Meet Our Team





Jennifer Lapoint

Founder, CEO, and Director

A hall of fame water skier and serial entrepreneur founded the first women's pro watersports tour and produced over 50 TV shows, with a complete understanding of the sports lifecycle, which she learned from playing, coaching, sponsorship development, event planning, TV production, retail store ownership, governing body administration and patented product development.





Kris LaPoint

Advisory Board Member

Kris LaPoint is a World Waterski Hall of Fame Member. He has been innovating sports products for companies like Coleman, MasterCraft Boats and Orthotec Braces. Kris understands how to design and produce new sports products and bring them to market.



Greg Hayes

Advisory Board Member

Greg Hayes is guiding the development process and has delivered award-winning products to market in the digital media, technology and gaming industries for a spectrum of companies – from multinationals, like Disney and British Telecom, to nurturing start-ups for sale to larger firms.





Alexandre De Dunzburg

Advisory Board Member

Alexandre de Gunzburg, who holds a MBA from Rollins - Crummer School of Business, is an advisor. He is currently an investor working with early stage companies like Data Point Capital and Wexford Capital.



Vincent Bahk

Advisory Board Member

Vince Bahk is currently guiding the marketing of COMPETE with 15 years of experience in advanced marketing for digital businesses. Most notably, he was on the team that came up with American Express Small Business Saturday.





Taylor May Woolsey

Advisory Board Member

Taylor May is leading marketer and public speaker in the technology world. With a background spanning multiple industries and countries, she brings a unique perspective to the table. From lifestyle sports to insurance, she knows what makes consumers and



Thomas Latiolais

Brand Development

EMPILIO is an Austin based brand strategy and design consultancy. We take a hands on, in depth approach to uncovering your story and helping your business identify opportunities for growth.





Alaina Latiolais

Brand Development

EMPILIO is an Austin based brand strategy and design consultancy. We take a hands on, in depth approach to uncovering your story and helping your business identify opportunities for growth.





Sarah Ristorcelli

Content Marketing

Owner and Content Strategist Company NameOrlando Content Marketing Dates EmployedApr 2014 – Present Employment Duration4 yrs 2 mos LocationOrlando, Florida Area – Consulting with, creating marketing strategies for, and producing content for businesses across a range of sectors tick.



providing content for businesses and their target audience in a variety of verticals throughout the United States. – Leading creatives such as freelance writers, project managers, developers, and design professionals to create and collaborate in an energetic, focused team environment. – Providing clients with innovative, detail-oriented, journalism-quality content for marketing programs (consumers and B2B), campaigns, and website redesigns. – Engaging audiences through online marketing campaigns, web content, blogs, eNewsletters, white papers, social media, print mailers, and all other media pieces to grow my clients' businesses.





Vincent Van Maasdijk
Advisor Board Member

A well-traveled, multilingual, positively energetic, internationally experienced Businessman, who specializes in delivering a high level of strategic direction, planning and operational execution within a variety of tech-related industry sectors

Offering Summary

Maximum 367,714 shares of Class B Common stock ($95,605.64)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 38,461 shares of Class B Common stock ($9,999.86)

Company	WOW Sports Network, Inc. (dba COMPETE CO)
Corporate Address	2548 HEMPEL COVE CRT WINDERMERE, FL 34786
Description of Business	COMPETE is a ground-breaking sports app with video game features enhanced by augmented reality (AR) that is at the threshold of a new era in sports play.
Type of Security Offered	Class B Common Stock (the "Shares" or "Securities")
Purchase Price of Security Offered	$0.26

Minimum Investment Amount (per investor)	$130

Investor Perks*

- All investors will receive a FREE VSS T- Shirt (90-day delivery)
- All Investors over $1000.00 will receive above and FREE access to all app features for 5 years.
- All Investors over $10,000.00 will receive above and $600.00/ 1 week worth of water Ski lessons with Hall of Fame Skiers.
- All Investors over $20,000 will receive $above and 2000.00/1 week of Ski Paradise Water Ski Vacation in Acapulco.

All perks occur after the offering is completed."

The 10% Bonus for StartEngine Shareholders

Compete Co, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1,000 shares of Class B Common Stock at $0.26 / share, you will receive 100 Class B Common Stock bonus shares, meaning you'll own 1,100 shares for $260. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment"; Any expense labeled "Administrative Expenses" not strictly for administrative purpose; Salary payments made to one's self, a friend or relative; Vendor payments

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Electronic Articles of Incorporation
For

WOW SPORTS NETWORK INC

P17000036692
FILED
April 21, 2017
Sec. Of State
tchang

The undersigned incorporator, for the purpose of forming a Florida profit corporation, hereby adopts the following Articles of Incorporation:

Article I

The name of the corporation is:

WOW SPORTS NETWORK INC

Article II

The principal place of business address:

2548 HEMPEL COVE CRT
WINDERMERE, FL. US 34786

The mailing address of the corporation is:

PO BOX 3013
WINDERMERE, FL. US 34786

Article III

The purpose for which this corporation is organized is:

ANY AND ALL LAWFUL BUSINESS.

Article IV

The number of shares the corporation is authorized to issue is:

200

Article V

The name and Florida street address of the registered agent is:

JENNIFER L LAPOINT
2548 HEMPEL COVE CRT
WINDERMERE, FL. 34786

I certify that I am familiar with and accept the responsibilities of registered agent.

Registered Agent Signature: JENNIFER LAPOINT

P17000036692
FILED
April 21, 2017
Sec. Of State
tchang

Article VI

The name and address of the incorporator is:

JENNIFER LAPOINT P
O BOX 3013
W
INDERMERE

Electronic Signature of Incorporator: JENNIFER LAPOINT

I am the incorporator submitting these Articles of Incorporation and affirm that the facts stated herein are true. I am aware that false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S. I understand the requirement to file an annual report between January 1st and May 1st in the calendar year following formation of this corporation and every year thereafter to maintain "active" status.

Article VII

The initial officer(s) and/or director(s) of the corporation is/are:

Title: P
JENNIFER L LAPOINT
PO BOX 3013
WINDERMERE, FL. 34786 US

Article VIII

The effective date for this corporation shall be:

04/20/2017

ARTICLES OF AMENDMENT TO THE
ARTICLES OF INCORPORATION OF
WOW SPORTS NETWORK, INC.

WOW SPORTS NETWORK INC. (the "Corporation"), a corporation organized and existing under and by virtue of the Florida Business Corporation Act (the "FBCA"), hereby executes these Articles of Amendment:

FIRST: The name of the Corporation is WOW Sports Network Inc.

SECOND: The following amendments to the Articles of Incorporation were adopted by the Incorporator of the Corporation on May 20, 2018, in the manner prescribed by the Florida Business Corporation Act, without action of the shareholders or the Board of Directors. As of the effective date, no shares have been issued and the Board of Directors has not been appointed.

ARTICLE IV SHALL BE AMENDED AND RESTATED AS FOLLOWS:

Article IV.

4.01. **Share Structure**.

The total authorized capital stock of the Corporation shall be 12,000,000 shares, consisting of 9,000,000 common shares and 3,000,000 preferred shares. The common and preferred shares may be divided into classes and series by an amendment to the Corporation's Articles of Incorporation adopted by the Board of Directors.

The Board of Directors of the Corporation is hereby authorized to adopt from time to time and to cause to be executed and filed, without further approval of the shareholders, amendments to these Articles of Incorporation that divide any authorized but unissued common or preferred shares into classes and series, specify the designation and number of shares of any class or series, and determine the relative rights, preferences, and limitations of the shares of any class or series, including priority in distribution, dividends, or other rights over previously authorized and issued classes or series of common or preferred shares. The common or preferred shares of any class or series established by an amendment by the Board shall be issued for the consideration that the Board may fix. The Board of Directors may provide, by amendment, that each common or preferred share of any class or series shall have a specified par value; if an amendment does fix a par value for the shares of any class or series, each of the shares of that class or series shall have that par value.

Initial classes of common stock designated "Class A Common Stock" and "Class B Common Stock" are established with the rights, preferences, and restrictions set forth in Paragraphs 4.02 and 4.03.

4.02. **Class A Common Stock**.

A class of common shares designated "Class A Common Stock" is established. The Class A Common Stock shall be without par value. The Class A Common Stock shall consist of 7,000,000 common shares, which the Board of Directors may increase as herein required, or otherwise at the sole discretion of the Board of Directors. The rights, preferences and limitations of the Class A Common Stock are as follows:

(a) **Voting Rights**. Holders of Class A Common Stock shall have the exclusive right to vote on all issues presented to the shareholders, including the election of Directors, except as otherwise provided by law or in these Articles of Incorporation. Each share of Class A Common Stock shall be entitled to one vote.

(b) **Anti-Dilution**. In the event that additional shares of common or preferred stock are authorized by subsequent action of the Board of Directors, the Corporation shall authorize and from time to time issue a commensurate number of shares to the Class A Common Stock to the holders of the Class A Common Stock so that their interest in the Corporation is not diluted upon the effectiveness of the increase of authorized shares.

(c) **Dividends**. Holders of Class A Common Stock shall be entitled to receive the dividends that may be declared by the Board of Directors to the extent that funds are legally available for the declaration and payment of dividends; however, the Corporation shall not declare, pay, or set apart for payment any dividend on shares of Class A Common Stock, shall not directly or indirectly order or make any distribution on shares of Class A Common Stock, and shall not redeem, retire, purchase, otherwise acquire, or set aside funds to acquire in any manner any shares of Class A Common Stock if at the time of the proposed action the Corporation is in default concerning any dividend due and payable on, or any sinking fund or redemption requirement relating to, any outstanding preferred shares. The provisions of this Subparagraph 4.02(c) shall not prevent the payment of any dividend within sixty days after it is declared if the dividend complied with the provisions of this Subparagraph 4.02(c) when declared.

(d) **Distribution of Assets**. In the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, holders of Class A Common Stock shall be entitled to receive pro rata with the holders of the Class B Common Stock, on a share-by-share basis (regardless of class), all of the remaining assets of the Corporation available for distribution to its shareholders after all amounts to which the holders of any outstanding preferred shares are entitled have been paid or set aside in cash for payment. The merger or consolidation of the Corporation into or with any other corporation, the merger of any other corporation into the Corporation, or the sale, lease, or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to be a dissolution, liquidation, or winding up for purposes of this paragraph.

4.03. **Class B Common Stock**.

A class of common shares designated "Class B Common Stock" is established. The Class B Common Stock shall be without par value. The Class B Common Stock shall consist of 2,000,000 common shares, which the Board of Directors may increase as herein required, or otherwise at the sole discretion of the Board of Directors. The rights, preferences and limitations of the Class B Common Stock are as follows:

(a) **No Voting Rights**. The holders of Class B Common Stock shall have no voting rights except as otherwise required by the Florida Business Corporation Act. On any matter on which the holders of the shares of the Class B Common Stock shall be entitled to vote, they shall be entitled to one vote for each share held. The holders of the shares of the Class B Common Stock shall vote only as a separate class; their votes shall not be counted together with those of the holders of any other class or series of shares of the Corporation.

(b) **Dividends**. Holders of Class A Common Stock shall be entitled to receive the dividends that may be declared by the Board of Directors to the extent that funds are legally available for the declaration and payment of dividends; however, the Corporation shall not declare, pay, or set apart for payment any dividend on shares of Class B Common Stock, shall not directly or indirectly order or make any distribution on shares of Class B Common Stock, and shall not redeem, retire, purchase, otherwise acquire, or set aside funds to acquire in any manner any shares of Class B Common Stock if at the time of the proposed action the Corporation is in default concerning any dividend due and payable on, or any sinking fund or redemption requirement relating to, any outstanding preferred shares. The provisions of this Subparagraph 4.03(b) shall not prevent the payment of any dividend within sixty days after it is declared if the dividend complied with the provisions of this Subparagraph 4.03(b) when declared.

(c) **Distribution of Assets**. In the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, holders of Class B Common Stock shall be entitled to receive pro rata with the holders of the Class A Common Stock, on a share-by-share basis (regardless of class), all of the remaining assets of the Corporation available for distribution to its shareholders after all amounts to which any holders of outstanding preferred shares are entitled have been paid or set aside in cash for payment. The merger or consolidation of the Corporation into or with any other corporation, the merger of any other corporation into the Corporation, or the sale, lease, or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to be a dissolution, liquidation, or winding up for purposes of this paragraph.

4.04. **Authority of Board to Fix Terms of Preferred Shares**.

The Board of Directors of the Corporation is authorized to adopt from time to time and to cause to be executed and filed without further approval of the shareholders amendments to these Articles of Incorporation that divide the preferred shares into classes and series, specify the designation and number of shares of any class or series, and determine the relative rights, preferences, and limitations of the shares of any class or series. The preferred shares of any class or series established by an amendment by the Board shall be issued for the consideration that the Board may fix. The Board of Directors is authorized to set forth in the amendment any of the following provisions:

(a) **Designation and Number**. The Board may provide a distinctive designation for each class or series and the number of shares that shall constitute each class or series. By resolution, the Board may from time to time increase the number of shares that the Board has previously determined for any class or series, unless the Board provided otherwise in its resolution creating the class or series. From time to time, the Board may also pass a resolution to decrease the number of shares that the Board has previously determined for any class or series, but not below the number of shares of the class or series then outstanding.

(b) **Dividend Rates**. The Board may determine the dividend rate payable on the shares of the class or series and whether dividends are to be cumulative, partially cumulative, or noncumulative. If any cumulative rights are provided, the Board may establish the date or dates from which dividends may cumulate.

(c) **Redemption Price**. The Board may establish the price or prices and the terms and conditions for redemption of the shares of the class or series at the option of the Corporation.

(d) **Sinking Fund**. The Board may determine whether or not the shares of the class or series are entitled to a retirement or sinking fund to be applied to the purchase or redemption of the shares, and if a fund is to be established, the Board may specify the amount of the fund and its terms and provisions.

(e) **Liquidation Preferences**. The Board may determine the rights of the shares of the class or series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation.

(f) **Conversion Rights**. The Board may determine whether or not the shares of the class or series are to be convertible into, or exchangeable for, any other shares of Corporation or other securities. If the shares are convertible or exchangeable, the Board may establish the conversion price or prices or the rates of exchange, any adjustments to those prices or rates, and any other terms and conditions of the conversion or exchange.

(g) **Voting Rights**. No shares of any class or series of preferred stock shall have voting rights, other than any voting rights required by law.

(h) **Priorities**. The Board may determine whether or not the shares of the class or series established are to be prior, equal, or junior to the shares of any other class or series in any respect. The Board may determine whether or not the shares of the class or series established are to be entitled to restrictions on the issuance of shares of any other class or series that are prior or equal to the shares of the class or series established. The Board may determine whether or not the shares of the class or series established are to be entitled to restrictions on payments of dividends. distributions of assets. and purchases or redemptions of shares of any other class or series of shares of the Corporation ranking junior to the shares of the class or series established.

(i) **Additional Rights**. The Board may establish any other preferences. qualifications. privileges. options. and other relative or special rights and limitations of the class or series.

IN WITNESS WHEREOF. the Incorporator has signed these Articles of Amendment on May 21. 2018.



Jennifer LaPoint. Incorporator